July 13, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attn:	Ms. Erin E. Martin, Esq., Attorney-Advisor

Re:	Industrial Income Trust Inc. (the “Company”)
Post-Effective Amendment No. 5 to Form S-11 (the “Amendment”)
Filed July 1, 2011
File Number: 333-159445

Dear Ms. Martin:

We are submitting this letter in response to the comment you provided with regard to the Amendment during telephone calls with the Company’s counsel. For the convenience of the Staff, we have transcribed the comment being addressed and our response to the comment below.

SEC Comment:

1.	With respect to the disclosure concerning the recent acquisition of the Chicago Industrial Portfolio, please advise as to why you have not provided disclosure of the capitalization rate for such acquisition.

Company’s Response:

We have not provided disclosure of the capitalization rate for the acquisition of the Chicago Industrial Portfolio (the “Portfolio”) because we have only completed the acquisition of six of the nine industrial buildings that comprise the Portfolio transaction, as disclosed in the above-referenced filing. We expect to close on the remainder of the Portfolio during the third quarter of 2011. We will disclose the purchase price capitalization rate for the entire Portfolio when we update our prospectus to disclose that we have completed the transaction.

In connection with the above-referenced filing, the Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Erin E. Martin, Esq.

July 13, 2011

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of this matter. If you have any questions, please feel free to contact me at tmcgonagle@industrialincome.com or (303) 228-2200.

Regards,

/s/ Thomas G. McGonagle
Thomas G. McGonagle
Chief Financial Officer and Treasurer

cc:	Judith D. Fryer, Esq., Greenberg Traurig, LLP
Alice L. Connaughton, Esq., Greenberg Traurig, LLP